As filed with the Securities and Exchange Commission on August 28, 2002

                                                      Registration No. 333-75294
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              INFINITE GROUP, INC.
                  (Exact name of Registrant as specified in its
                                    charter)

            Delaware                         3674                52-1490422
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                                 2364 Post Road
                                Warwick, RI 02886
                                 (401) 738-5777
               (Address, including zip code, and telephone number,
             including area code, of Registrant's executive offices)

                          Clifford G. Brockmyre II, CEO
                                 2364 Post Road
                                Warwick, RI 02886
                                 (401) 738-5777
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 450 Park Avenue
                            New York, New York 10022
                                 (212) 838-5030

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are to be offered pursuant to dividend or reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          Proposed          Proposed Maximum
 Title of Each Class of Securities    Amount to be        Maximum          Aggregate Offering          Amount of
         to be Registered            Registered (3)    Offering Price           Price(1)            Registration Fee
------------------------------------ ---------------- ----------------- -------------------------- -------------------
------------------------------------ ---------------- ----------------- -------------------------- -------------------
Common stock, par value $.001 per
   share (2)                             592,518          $2.81                $1,664,976              $416.24
------------------------------------ ---------------- ----------------- -------------------------- -------------------
Shares of common stock, par value
   $.001 per share underlying
   Common Stock Purchase Warrants
   (2)                                    73,400          $2.81                $  206,254              $ 73.40
------------------------------------ ---------------- ----------------- -------------------------- -------------------
Common stock, par value $.001 per
   share (4)                              75,000          $1.35(5)             $  101,250              $  9.32
------------------------------------ ---------------- ----------------- -------------------------- -------------------
Shares of common stock, par value
   $.001 per share underlying
   Common Stock Purchase Warrants
   (4)                                   475,000          $1.35(5)             $  641,250              $ 59.00
------------------------------------ ---------------- ----------------- -------------------------- -------------------
Shares of common stock, par value
   $.001 per share underlying
   Convertible Notes (4)                 937,500          $1.35(5)             $1,265,625              $116.44
------------------------------------ ---------------- ----------------- -------------------------- -------------------

------------------------------------ ---------------- ----------------- -------------------------- -------------------
Total Registration Fee                                                                                 $674.40(6)
------------------------------------ ---------------- ----------------- -------------------------- -------------------

-------------------
(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act.

(2) These shares were included in the initial filing of this registration statement. The registration fee with respect to these securities is calculated based upon the price of the Common Stock on December 13, 2002 ($2.81).

(3) Pursuant to Rule 416(a) under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the antidilution provisions of the warrants and notes and in connection with stock splits, stock dividends or similar transactions.

(4) These shares were added to the Registration Statement by amendment #2. 187,500 of these shares were eliminated by amendment #3 to the Registration Statement.

(5) Pursuant to Rule 457(c), the maximum offering price for the common stock is based upon the average of the high and low sales prices of the Common Stock on the Nasdaq on August 5, 2002 of $1.35.

(6)   Previously paid.

================================================================================
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement of which this prospectus is a part filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS
SUBJECT TO COMPLETION
DATED August 28, 2002


                                1,965,918 Shares
                                  Common Stock

                              INFINITE GROUP, INC.

      The selling stockholders identified in this prospectus are offering to sell up to 1,965,918 shares of our common stock. Of this amount, 548,400 shares are covered by warrants held by selling stockholders that have not yet been exercised and 750,000 shares are issuable upon conversion of an outstanding note.

      Except for the proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of these shares. The shares are being registered for resale by the selling stockholders.


      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IMCI." The last reported sale price of our common stock on the Nasdaq SmallCap Market on August 26, 2002 was $1.30 per share.


      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is _________________, 2002

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Risk Factors...................................................................3

Where You Can Find More Information............................................9

Reports to Security Holders...................................................10

Incorporation of Certain Documents by Reference...............................10

Special Note Regarding Forward-Looking Statements.............................11

The Company...................................................................12

Recent Developments...........................................................16

Use of Proceeds...............................................................19

Selling Stockholders..........................................................20

Plan of Distribution..........................................................21

Legal Matters.................................................................22

Experts.......................................................................22

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover.

                               SUMMARY OF BUSINESS

      We have two business segments, our Laser Group and our Photonics Group. Our Laser Group provides comprehensive laser-based materials and processing services (cutting, welding, drilling and assembly) to aerospace, power generation and medical device customers. Our Laser Group provides comprehensive laser-based materials and processing services (cutting, welding, drilling and assembly) to aerospace, power generation and medical device customers. Our Photonics Group develops and markets diode lasers for source and pump lasers and semiconductor optical amplifiers. Diode lasers amplifiers are very small semiconductor products used as the laser "light" source in a variety of defense, telecommunications, material processing and medical device applications. A more detailed explanation of our business can be found beginning on page 13.

      We maintain web sites at www.infinite-group.com, www.laserfare.com and www.infinitephotonics.com. None of the information contained in any of our web sites constitute part of this prospectus.

      We own various intellectual property rights to our name and the names of our subsidiaries, as well as the Infinite Group logo. This prospectus also contains trademarks and tradenames belonging to other persons.

                                  RISK FACTORS

      A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have experienced losses in the current and prior years and we anticipate that we may continue to generate operating losses during 2002.

Our operations to date have not been profitable. As of June 30, 2002 we had an accumulated deficit of approximately $24.9 million. We expect to continue operating at a loss during the third quarter of 2002. The majority of the operating losses during 2001 were primarily attributable to discontinued injection molding operations at our former Osley & Whitney, Inc. subsidiary and start up costs at our Infinite Photonics, Inc. subsidiary (which are accounted for in accordance with SOP 98-5). Other factors that have effected our operating results during 2002 include:

      o     the cost of manufacturing scale-up and production at our Photonics
            Group;

      o introduction of new products and product enhancements by us or our competitors;

      o     delays in receipt of orders from our Laser Group customers;

      o     changes in applied photonics technologies; and

      o     changes in general economic conditions.

We cannot assure you that our revenues will increase sufficiently to offset our operating costs or that, even if they do, that our operations will ever be profitable.

We are highly leveraged, which increases our operating deficit and makes it difficult for us to grow.

At June 30, 2002 we had current liabilities, including trade payables, of $4.1 million, and long-term liabilities of $3.7 million and a working capital deficit of approximately $141,000, (and positive working capital of $833,000 after eliminating the assets and liabilities of our discontinued operations). We continue to experience working capital shortages that impair our business operations and growth strategy. If we continue to incur operating losses and experience working capital limitations, our business, operations and financial condition will be materially adversely affected.

We have been dependent on our chief executive officer to fund working capital needs and provide equipment.

Our chief executive officer lent us $974,000 and $150,000 during 2000 and 2001, respectively. He converted $974,000 and $100,000 during 2000 and 2001, respectively, into shares of our common stock.

In addition Mr. Brockmyre has purchased and leased to us equipment necessary for our operations. There is no assurance that he will be willing or able to fund future working capital needs.

We may require additional financing in the future, which may not be available on acceptable terms.

We may require additional funds to expand our production capability, continue to develop new applications for our diode technology and for working capital and general corporate purposes. At this time, we cannot assure you that cash flow from product sales will reach the level required to sustain our operations and growth plans in the near term. Further, we cannot assure you that adequate additional financing will be available or, if available, will be offered on acceptable terms. In addition, any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our operations will be materially adversely affected and we may have to cease or substantially reduce operations.

Some of our products and services are at an early stage of development and may not achieve market acceptance.

Our primary focus is to develop new commercial applications for our diode laser and laser-driven technologies. Many of the benefits of our diode laser and laser technologies are not widely known. Therefore, we anticipate that we will need to educate our target markets to generate demand for our products and services and, as a result of market feedback, we may be required to further refine these services. In order to persuade potential customers to purchase our services, we will need to overcome industry resistance to, and suspicion of, new technologies. In addition, developing new applications for these technologies and other new technologies may require significant further research, development, testing and marketing prior to commercialization. We cannot assure you that commercial applications of these technologies can be successfully developed, marketed or produced.

Some of our current products and services have not been commercially successful.

Our laser materials processing services have not generated a significant amount of revenue, even though they have been available for some time. In addition, since the number of jet engine, aerospace and medical device manufacturers is relatively small, most of our revenue from these businesses is generated from a limited number of customers. We cannot assure you that these customers will continue to purchase these products and services or that we will be able to expand the market for these products and services. Therefore, any material delay, retooling, cancellation or reduction in orders from the customers who purchase these products and services could have a material adverse affect on our business, operations and financial condition.

We have limited marketing and sales capabilities and must make sales in fragmented markets.

Our future success depends, to a great extent, on our ability to successfully market our products and services. We currently have limited sales and marketing capabilities and experience at our Photonics Group (generally limited to technical trade conferences, technical publications, and direct customer inquiry) and we will need to hire qualified sales and marketing personnel, develop additional sales and marketing programs and establish sales distribution channels in order to achieve and sustain commercial sales of our products. In addition, our ability to successfully market our products and services is further complicated by the fact that our principal markets, laser photonics, telecommunications, aerospace and medical components, are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial amount of effort and resources. We cannot assure you that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

We depend on the aerospace, laser photonic, telecommunications and medical device industries, which continually produce technologically advanced products.

A majority of our sales in our Laser Group are to companies in the aerospace, laser photonic, telecommunications and medical device industries, which are subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment and market demand, their products could become obsolete and the demand for our services could decline significantly. If we are unable to offer cost-effective, quick-response manufacturing services to customers, demand for our services will also decline. This would have a material adverse affect on our business, operations and financial condition.

We depend on government research and development contracts to support our Photonics Group.

Substantially all of our Photonics Group revenue has been derived from governmental research programs. Any reduction in spending on these programs would have a material adverse affect on our business, operations and financial condition.

Our industry is intensely competitive, which may adversely affect our operations and financial results.

All our markets are intensely competitive and numerous companies offer conventional and laser driven products and services that compete with our products and services. We anticipate that competition for our products and services will continue to increase. Most of our competitors have substantially greater capital resources, research and development staffs, manufacturing capabilities, sales and marketing resources, facilities and experience. These companies, or others, could undertake extensive research and development in laser technology and related fields that could result in technological changes. Many of these companies also are primary customers for various components, and therefore have significant control over certain markets that we have targeted. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures. Our inability to provide comparable or better products and services at a lower cost than our competitors could adversely effect demand for our products and services. We cannot assure you that our competitors will not succeed in developing technologies in these fields which will enable them to offer laser services more advanced and less costly than those we offer or which could render our technologies obsolete.

Our products and services are subject to industry standards, which increases their cost and could delay or bar their commercial acceptance.

Since some of our products and services in development are used in the telecommunications industry, they must comply with the Bellcore Testing standards for traditional equipment. These standards govern the design, manufacture and marketing of these items. If we fail to comply with these standards, we will not be able to sell our products. We may encounter significant delays or incur additional costs in our efforts to comply with these industry standards.

We depend on our relationship with third parties to develop and commercialize new products.

Our strategy for research and development and for the commercialization of our products contemplates a continuing relationship with various publicly and privately funded consortia and our existing relationships will continue with strategic partners, original equipment manufacturers (OEMs), potential licensees and others. We depend on these associations and relationships not only to underwrite our research and development efforts, but also for product testing and to create markets for our products and services. The majority of our product research has been funded by customers or potential customers. We cannot assure you that our existing relationships will continue or the extent to which the parties to such arrangements will continue to allocate time of resources to these strategic alliances. Similarly, we cannot assure you that we will be able to enter into new arrangements in the future. In addition, we cannot assure you that any agreement will progress to a production phase or, if production commences, that we will receive significant revenues as a result of these relationships. The majority of our relationships for product development or contract research is for one to two years in duration, and is generally cancelable based on attaining or not attaining the customers' milestones.

We have only limited manufacturing capabilities and our inability to continuously manufacture products on a cost-effective basis would harm our business.

We have limited production facilities and limited experience in manufacturing our product offerings. To the extent any of our existing or future products must be produced in commercially reasonable quantities, we will have to either develop that expertise quickly or outsource that function. Developing manufacturing capability is an expensive and time-consuming endeavor and we do not have the resources that are required for a full-scale manufacturing capability. Therefore, in all likelihood we will have to engage a third party to manufacture our products for us. In that event, we will depend on the manufacturer to produce high-quality products based on our specifications, on time and within budget. If we are unable to manufacture products in sufficient quantities and in a timely manner to meet customer demand ourselves or by others, our business, financial condition and results of operations will be materially adversely affected.

We depend on our intellectual property rights to provide us with a competitive advantage.

Our ability to compete successfully depends, in part, on our ability to protect our products and technologies under United States and foreign patent laws, to preserve trade secrets and other proprietary information and technologies, and to operate without infringing the proprietary rights of others. We cannot assure you that patent applications relating to our products or potential products will result in patents being issued, that any issued patents will afford adequate protection or not be challenged, invalidated, infringed or circumvented, or that any rights granted will give us a competitive advantage. Furthermore, we cannot assure you that others have not independently developed, or will not independently develop, similar products and/or technologies, duplicate any of our product or technologies, or, if patents are issued to, or licensed by, us, design around those patents. We cannot assure you that patents owned or licensed and issued in one jurisdiction will also be issued in any other jurisdiction. In addition, we cannot assure you that we can adequately protect our proprietary technology and processes that we maintain as trade secrets. If we are unable to develop and adequately protect our proprietary technology and other assets, our business, financial condition and results of operations will be materially adversely affected.

We depend on the continued services of our key personnel.

Our future success depends, in part, on the continuing efforts of our senior executive officers, Clifford G. Brockmyre II, Thomas Mueller, Bruce J. Garreau, and Jeff Bullington who conceived our strategic plan and who are responsible for executing that plan. The loss of any of these key employees may adversely affect our business. At this time we do not have any term "key man" insurance on any of these executives other than a $1.7 million policy on Clifford G. Brockmyre II. If we lose the services of any of these senior executives, our business, operations and financial condition could be materially adversely affected.

We may have difficulties in managing our growth.

Our future growth depends, in part, on our ability to implement and expand our financial control systems and to expand, train and manage our employee base and provide support to an expanded customer base. If we cannot manage growth effectively, it could have material adverse effect on our results of operations, business and financial condition. Acquisitions and expansion involve substantial infrastructure and working capital costs. We cannot assure you that we will be able to integrate our acquisitions and expansions efficiently. Similarly, we cannot assure you that we will continue to expand or that any expansion will enhance our profitability. If we do not achieve sufficient revenue growth to offset increased expenses associated with our expansion, our results will be adversely affected.

We must attract, hire and retain qualified personnel.

As we continue to develop new products and as our business grows, significant demands will be placed on our managerial, technical, financial and other resources. One of the keys to our future success will be our ability to attract, hire and retain highly qualified scientific, engineering, marketing, sales and administrative personnel. Competition for qualified personnel in these areas is intense and we will be competing for their services with companies that have substantially greater resources than we do. We cannot assure you that we will be able to identify, attract and retain employees with skills and experience necessary and relevant to the future operations of our business. Our inability to retain or attract qualified personnel in these areas could have a material adverse effect on our business and results of operations.

We face potential product liability claims.

The sale of our telecommunications, aerospace and medical products and services will involve the inherent risk of product liability claims by others. We maintain product liability insurance coverage. However, we cannot assure that the amount and scope of our existing coverage is adequate to protect us in the event that a product liability claim is successfully asserted. Moreover, we cannot assure you that we will continue to maintain the coverage we currently have. Product liability insurance is expensive, subject to various coverage exclusions and may not always be obtainable on terms acceptable to us.

Our stock price is volatile and could be further affected by events not within our control.

The trading price of our common stock has been volatile and will continue to be subject to:

      o     volatility in the trading markets generally;

      o     significant fluctuations in our quarterly operating results;

      o announcements regarding our business or the business of our competitors;

      o     changes in prices of our or our competitors' products and services;

      o     changes in product mix; and

      o changes in revenue and revenue growth rates for us as a whole or for geographic areas, and other events or factors.

Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could also have an adverse effect on the market price of our common stock. In addition, the stock market as a whole has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many small cap companies and which often have been unrelated to the operating performance of these companies.

The price of our common stock may be adversely affected by the possible issuance of shares as a result of the exercise of outstanding warrants and options.

As of June 30, 2002, we had granted options covering 1,157,251 shares of our common stock under our stock option plans. In addition, we had issued warrants covering 1,358,375 shares of common stock and have notes outstanding convertible into 750,000 shares of common stock. The shares of common stock issuable in satisfaction of these obligations represents approximately 52% of our outstanding shares at June 30, 2002. As a result of the actual or potential sale of these shares into the market, our common stock price may decrease.

Concentration of ownership

As of June 30, 2002, our chief executive officer, Clifford G. Brockmyre II, is our largest stockholder, owning approximately 21% of the issued and outstanding shares of our common stock. Mr. Brockmyre, as a result, effectively controls all our affairs, including the election of directors and any proposals regarding a sale of the Company or its assets or a merger.

Some provisions in our charter documents and bylaws may have anti-takeover effects.

Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire us, with the result that it may deter potential suitors. For example, our board of directors is authorized, without action of the stockholders, to issue authorized but unissued common stock and preferred stock. The existence of undesignated preferred stock and authorized but unissued common stock enables us to discourage or to make it more difficult to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Absence of dividends to shareholders.

We have never declared a dividend on our common stock. We do not anticipate paying dividends on the common stock in the foreseeable future. We anticipate that earnings, if any, will be reinvested in the expansion of our business and debt reduction.

We have agreed to limitations on the potential liability of our directors.

Our certificate of incorporation provides that, in general, directors will not be personally liable for monetary damages to the company or our stockholders for a breach of fiduciary duty. Although this limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the certificate of incorporation could prevent us from recovering monetary damages.

We must maintain compliance with certain criteria in order to maintain listing of our shares on the Nasdaq market.

Our common stock is traded on the Nasdaq SmallCap Market. In order to maintain this listing, we are required to meet certain requirements relating to our stock price and net tangible assets of $2.0 million (stockholders' equity, less unamortized goodwill). If we fail to meet these requirements, our stock could be delisted. If our stock is delisted, it will trade on the OTC Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau Incorporated. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in our stock price and difficulty in obtaining future financing.

The liquidity of our stock could be severely reduced if it becomes classified as "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share. If our securities were subject to the existing rules on penny stocks, the market liquidity for our securities could be severely adversely affected. For any transaction involving a penny stock, unless exempt, the rules require substantial additional disclosure obligations and sales practice obligations on broker-dealers where the sale is to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common stock and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the common stock and accordingly the market for our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are required to comply with the informational and reporting requirements of the Securities Exchange Act of 1934, as amended. As required by that statute, we have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can get copies of these reports, proxy statements and other information from these offices by paying the required fees. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information regarding the operation of its public reference room. These reports, proxy statements and other information can also be accessed over the Internet at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act regarding the shares of our common stock covered by this prospectus. This prospectus, which forms a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits. Statements contained in this prospectus regarding the contents of any document are not necessarily complete and are qualified in their entirety by that reference. You should refer to the actual document as filed with the Securities and Exchange Commission.

                           Reports to Security Holders

      We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-QSB and 10-KSB with the Securities and Exchange Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:

      (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

      (2) Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2002 and June 30, 2002.

      (3) Current Reports on Form 8-K dated February 14, 2002, March 15, 2002 and March 29, 2002.

      (4) The description of our Common Stock as contained in our Registration Statement on Form 8-A.

      Each document filed after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this prospectus by reference and is to be treated as part of this prospectus as of the date it is filed. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference is modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated in this prospectus by reference modifies or supersedes that statement.

      We will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless those exhibits are specifically incorporated by reference in those documents) if it is requested. Requests should be directed to Infinite Group, Inc., 2364 Post Road, Warwick, Rhode Island 02886, Attention: Clifford G. Brockmyre II, President and Chief Executive Officer.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES OF OUR COMMON STOCK COVERED BY THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial position and the price of our common stock.

                                   THE COMPANY

                                    BUSINESS

We operate through two business segments, our Laser Group and our Photonics
Group.

Revenues from our Laser Group for the quarter ended March 31, 2002 were $1,529,046 (69.3% of total quarterly continuing revenues) compared to $1,961,200 for the quarter ended March 31, 2001. Revenues related to the Photonics Group in the quarter ended March 31, 2002 were $678,077 (30.7% of total quarterly continuing revenues) compared to $108,013. Each business segment is essential to our overall growth. The Laser Group has been in business for over twenty years, while the Photonics Group started just over one year ago. Research and development performed in the Laser Group led to the original patent on the diode technology that became the core business of the Photonics Group. We expect the Laser Group to grow at the rate of the general economy, and for the Photonics Group to grow from approximately $1.2 million in annual revenues in 2001 to in excess of approximately $5.7 million of revenues from the DARPA contract in 2002. We anticipate developing diode lasers for defense, telecommunications, materials processing, laser printers, and medical applications and anticipate that the Photonics Group will continue to grow much more rapidly than the Laser Group. In general, we expect most commercial and governmental customers to pay for contract research and development in order to design diodes specific to their application in terms of wattage output needed and other characteristics.

During 2001 and the first quarter of 2002, we also had a Plastics Group, which consisted of two subsidiaries, Express Pattern, Inc. (EP) and Osley & Whitney, Inc. (O&W). Our Plastics Group provided rapid prototyping services and proprietary mold building services. In November 2001 and December 2001, our board of directors determined to dispose of O&W and EP. Our plan consisted of shutting down the operations of O&W and selling the assets of EP. The sale of EP was consummated on March 14, 2002. During the first quarter of 2002, all of the inventory and equipment of O&W were sold at auction, resulting in net proceeds of approximately $416,000 and a gain of approximately $27,000. The O&W land and building were sold at auction in July 2002 for $650,000 and the transaction closed on August 8, 2002, resulting in a net loss of approximately $151,000, including estimated closing costs. The carrying value of the land and building was reduced by this amount as of June 30, 2002. This closing completes the liquidation of the O&W assets, resulting in a net obligation to the secured lender, including accrued interest and closing expenses, of approximately $200,000. Infinite guaranteed the obligation of O&W to the secured lender. Accordingly, we will assume that remaining outstanding balance. The secured lender has tentatively agreed to convert the balance into a term loan amortizing monthly based upon a seven year amortization schedule, with a balloon payment due eighteen months from issuance. It is anticipated that this transaction will be documented during the third quarter of 2002.

The Laser Group

Our Laser Group provides comprehensive laser-based materials and processing services (cutting, welding, drilling and assembly) to aerospace, power generation and medical device customers. As to the Laser Group, the majority of revenues are derived from one-time purchase orders, usually from repeat customers such as General Electric, United Technologies, Barnes Aerospace, Dey Laboratories, etc. Work begins when materials arrive from the customer (our inventories are minimal and the customer is responsible for the quality of the materials), and we cut, weld, drill and assemble the parts according to engineering drawings and specifications provided by the customer or determined by our engineers with customer approval. Upon completion of the parts, they are inspected by quality control personnel, compared to the engineering specifications, packaged and delivered to the customer. The customer is billed for the number of parts delivered.

The Laser Group uses 26 laser workstations to process parts ranging in size from very large (jet engine or gas turbine parts) to very small medical products, such as stents (stents are medical implants used to open veins for better blood flow). Substantially all of our laser workstations employ multi-axis lasers, commonly used for industrial component fabrication. One of our laser workstations uses a new system developed with and licensed from Sandia National Laboratories (Sandia). This workstation uses a process called Laser Engineered Net Shaping (LENS(R)), which was developed cooperatively at Sandia by Sandia and a consortium that included our Laser Group, Ford, Motorola, Lockheed Martin and others. The LENS(R) workstation is used to make parts or resurface parts directly in metal by introducing powdered metals through a feeder system, melting the airborne powdered metals as they pass through a small tube with a laser beam, and depositing the metal on to a surface. This process is computer controlled and the systems deposit metals based on information provided from three-dimensional engineering files, such as AutoCad(R). LENS(R) workstations are useful for the overhaul and repair of expensive aerospace parts that would otherwise be discarded, and for depositing rare metals, such as titanium, in complex structures used in medical devices. Lockheed Martin, Barnes Aerospace, United States Government military overhaul depots and Triton Systems are our primary customers to date for these services.

To meet aerospace customer needs, our Laser Fare subsidiary is certified for overhaul and repair of jet engine and aerospace parts by the FAA. We maintain the overhaul and repair license in order to perform laser material processing services on jet engine parts (cutting, welding, drilling) and to use the LENS process to repair or deposit titanium or other metals to aerospace components. To become FAA certified for overhaul and repair of jet engine and aerospace parts, Laser Fare contacted the FAA and submitted a quality manual and the required procedures for the parts involved. After the FAA staff reviewed the documentation, FAA inspectors visited the facility and performed an inspection. Thereafter, they require an inspection if procedures are changed. Our last change was in 2000, for which we passed inspection. We are subject to audit by the FAA at any time, either on a scheduled or periodic basis, or at our request if we change procedures. Loss of the license could impair our ability to conduct overhaul and repair of jet engine and aerospace parts.

Additionally, we are registered with the FDA as a Contract Manufacturer of medical devices to produce products such as asthma testing devices for Dey Laboratories (in which some of the components are cut using laser workstations). Although we are subject to quality control audits by the FDA at any time, either on a scheduled basis or if the FDA believes it has a quality issue, we have never been audited by their inspectors. However, our medical customers are responsible for the inspection, sale and distribution of their products and devices and we do not believe we have liability to end-users. The process for registration as a contract manufacturer involves completion of an application Form FDA 2891A, which Laser Fare completed in 1995, and renewal forms every two years thereafter. Loss of the registration could impair our ability to perform contract manufacturing of medical devices or components.

Our Laser Group also provides laser-related contract research and development. We are both a prime contractor and subcontractor on several projects sponsored by the Defense Advanced Research Projects Agency (DARPA). We are a subcontractor on all four of DARPA's Mesoscopic Integrated Conformal Electronics (or MICE) programs. Mesoscopic refers to "handheld", and MICE programs are aimed at providing a series of sophisticated handheld devices for military, industrial and consumer use based on very small electronic components, many of which may be manufactured using lasers. Other research and development projects include research for the United States Naval Underwater Warfare Center, the Electric Boat division of General Dynamics, and the United States Air Force Research Laboratory (AFRL).

The Laser Group employs 68 full-time technical and engineering personnel in Smithfield and Narragansett, RI in 16,800 square feet of facilities that we own and 8,326 square feet of facilities that we lease.

The Photonics Group

      Our Photonics Group develops and markets diode lasers for source and pump lasers and semiconductor optical amplifiers. Diode lasers and amplifiers are small semiconductor products (as small as one millimeter). The structure of a diode laser is much the same as a basic laser, with two specially designed slabs of semiconductor material on top of each other, with another material in between them forming the "active layer." An electrical current is sent through the device in order to excite electrons, which can then fall back to the non-excited ground state and give out photons ("particles" of light). Depending on the power generated (as measured in watts) and other characteristics, the laser energy generated can be used as the light source for a wide variety of products ranging from being the light source for fiber optic cable to the energy source to cut metals in materials processing equipment. Just as light bulbs can be designed with different shapes, characteristics and wattage for different applications, we can design diodes to provide different characteristics and wattages to meet specific customer needs.

      An amplifier couples two or more of these diode lasers in such a fashion that the output of the second or third diode in terms of wattage is much greater than one diode laser alone.

      Photonics is the science of generating and harnessing light to do useful work. Lasers and fiber optics are the best-known expressions of photonics technology. We believe photonics technology will be as important to the 21st century as electronics was to the 20th century.

      The basic unit of light is the photon, while in electronics it is the electron. Because photons are massless and travel faster than electrons, photonic devices can be smaller and significantly faster than electronic devices. For example, replacing electronics (copper wire) with photonics (fiber optic cable) boosts the capacity of telecommunications transmission lines by a factor of 10,000.

      Photonic components are the "enabling technology" in many familiar consumer products including CD-ROM players, digital cameras, displays on laptop computers and calculators, fiber optic cable for telephones, cable television and networked computer systems. In industry, photonic "eyes" enable robots to "see." Photonics is also found in semiconductor manufacturing as well as analytical and process-monitoring applications. In medicine, photonics is at the core of diagnostic instrumentation, laser microsurgery, and filmless real-time imaging.

      In April 2001, we organized Infinite Photonics, Inc. to develop and market laser diodes based on our proprietary, patented and patent pending grating coupled surface emitting lasers (GCSEL) diode technology platform developed by our Laser Group's research and development unit over the last four years. In addition to our staff researchers, we also engaged researchers at the Photonics Research Center at the University of Connecticut, the Ioffe Institute in St. Petersburg, Russia and the Center for Research and Education in Optics and Lasers at the University of Central Florida in Orlando to develop applications of our GCSEL's. To date we have obtained one patent (expiring in 2018), have ten patents pending and an additional ten patents are under development for GCSEL and related technologies. We own the intellectual property, which in addition to patents and patent applications, includes the trade secrets and processing techniques used to manufacture these diodes.

      Our diode lasers are produced from two to four inch semiconductor wafer material, usually indium phosphide (InP), gallium arsenide (GaAs), or gallium nitride (GaN). The semiconductor wafer material chosen determines the wavelength of the laser beam, such as 980 nanometers for GaAs, 1550 nanometers for InP, and 1480 nanometers for GaN. A nanometer is one billionth of a meter. The semiconductor diode wafers we currently use in the manufacture of GCSEL's are processed at Industrial Microphotonics Company (a TRW subsidiary). We are currently qualifying a second wafer-manufacturing source, as required by most larger telecommunications equipment manufacturers.

      A three-inch semiconductor wafer has the potential to produce substantially more than 2,000 individual diode lasers as small as a millimeter by one and one-half millimeters. Each diode can emit laser energy (lase) with continuous power of greater than one watt. Each individual diode has two sections, active and passive. The passive area of each diode on the wafer is etched with one of a variety of grating patterns. It is through this grating on the surface of the diode that the laser beam emits, hence the name, Grating Coupled Surface Emitting Laser. At the opposite end of the diode from the grating, a contact is placed on the diode to provide electrical power, and a thermo-electric cooler or heat sink may be used to cool the diode during operation. When electrical power is applied to the contact, lasing begins in the semiconductor material, and laser energy is emitted through the grating. The device is packaged to protect the diode, along with a very small focusing lens, and that lens is used to focus the laser beam into the end of the fiber optic cable.

      Our competitors produce diode lasers that can either emit from the edge of the wafer material, such as processes known as Fabry-Perot or Distributed Feedback diode lasers, or through the surface, such as through a surface emitting technology different from ours, known as Vertically Coupled Surface Emitting Lasers. Each technology has different characteristics in terms of cost, power output and laser beam quality. We believe that our GCSEL diodes produce the best overall combination of cost, power and beam quality of emitted light for high power (0.5 to 8 watts) applications used in defense, telecommunications, materials processing, laser printers and medical device equipment. Because the beam comes out of the grating in a cylindrical shape (low beam spreading), our diodes require lower cost focusing optics. Emitting the beam from the wide surface of the wafer (as opposed to the narrow edge of the wafer) allows our diodes to be tested on the wafer, which provides lower test, burn-in and packaging costs. Finally, the very narrow line width of the beam allows for tunability over a greater number of available channels. The qualities of our diode lasers in comparison to competitive diodes include:

      o Power of up to eight watts compared to currently commercially available power of under one watt;

      o Beam spreading of less than one degree as compared to 12 to 30 degrees for edge emitted laser energy (which reduces the cost and complexity of the optics needed to focus to the fiber); and

      o Relatively narrow line width of emitted laser energy (which allows for more than 50 communication channels on a single fiber optic cable).

      We have many of the same disadvantages of most emerging technology start-ups, which includes among others: market acceptance of a new technology; customer commitment to engineer or re-engineer their products to incorporate our technology; the need to expand rapidly and attract talented personnel; and the need to raise capital to fund that expansion.

      On January 23, 2002, Infinite Photonics, Inc. signed and commenced a $12.0 million research and development contract with DARPA, which is scheduled to conclude by the end of 2003. Payments under this contract will be received as services are rendered and billed for. As of June 30, 2002, approximately $1.9 million has been billed under this contract in the current year. Of the remaining contract balance we believe that an additional $3.8 million will be billed during 2002 with the balance billed during 2003. If we fail to meet technical milestones and defense contract audit requirements, DARPA may terminate the contract which could result in less than $12 million of revenue to us under this contract. The purpose of the contract is to provide DARPA with pump and source laser diodes and grating coupled semiconductor optical amplifiers with powers much higher than the current industry standard of about 0.3 watts (more than one watt with a goal as high as ten watts), high repetition rates (up to 20,000 laser pulses per second), and high beam quality (minimum beam spreading of the laser). We will own the intellectual property developed under the contract.

      In March 2002, we signed a one-year lease with the Central Florida Research Park in Orlando, Florida for a 6,750 square foot laboratory and manufacturing facility. This facility replaces laboratory and office space we were leasing on a short-term basis from the University of Central Florida. Depending on market acceptance of our products once we achieve full production, we may require more space in the foreseeable future.

      Our Photonics Group employs 12 full-time personnel. We expect to grow our Photonics Group staff to approximately 30 to 40 full-time employees by the end of 2002. We currently have subcontractors producing raw material (semiconductor wafers), electrical drivers, power supplies and devices to control the heat produced by our diodes (thermal management). The proprietary grating patterns etched into the semiconductor wafers for different applications are accomplished at our current facilities in Orlando, FL and in St. Petersburg, Russia at the Ioffe Institute.

      We expect to acquire a minimum of approximately $1.2 million in capital equipment over the next year through equipment operating leases that will be negotiated under terms available at the time of acquisition. Additionally, we currently have semiconductor steppers and other relatively high cost equipment available to us on a per hour basis from the University of Central Florida, as well as from other commercial facilities. We estimate that this equipment will support up to $10.0 million in annual revenue capacity. Our Florida facility is certified for exemption by the Governor's Office from sales and use taxes under Florida's Semiconductor, Defense and Space Technology Facilities Program.

      Dey Laboratories, Inc. accounted for 12% and 7% of our revenues during the year ended December 31, 2000 and 2001, respectively. DARPA accounted for 12 % of our revenues for 2001 and we expect DARPA to account for over 40% of our consolidated revenues for the year ending December 31, 2002.

      We intend to continue to use a combination of direct sales to customers, contract research and development for new and existing customer applications and early stage prototype assistance to foster our Photonics Group's growth.

      We were incorporated under the laws of the state of Delaware on October 14, 1986. On January 7, 1998, we changed our name from Infinite Machines Corp. to Infinite Group, Inc. Our principal executive offices are located at 2364 Post Road, Warwick, RI 02886 and our facsimile number is (401) 738-6180. Our subsidiaries are located in Rhode Island and Florida. We maintain sites on the World Wide Web at www.infinite-group.com, www.laserfare.com, and www.infinitephotonics.com. Information contained on any of our websites do not constitute a part of this prospectus.

                               RECENT DEVELOPMENTS

Osley & Whitney Liquidation

      During 2002, we continued to liquidate the assets of our Osley & Whitney (O&W) subsidiary following the discontinuance of its operation in November 2001. The O&W inventory and equipment was sold at auction in March 2002 resulting in net proceeds of approximately $416,000 and a gain of approximately $27,000. The O&W land and building were sold at auction in July 2002 for $650,000 and the transaction closed on August 8, 2002, resulting in a net loss of approximately $151,000, including estimated closing costs. The carrying value of the land and building was reduced by this amount as of June 30, 2002. This closing completes the liquidation of the O&W assets, resulting in a net obligation to the secured lender, including accrued interest and closing expenses, of approximately $200,000. Infinite guaranteed the obligation of O&W to the secured lender. Accordingly, we will assume that remaining outstanding balance. The secured lender has tentatively agreed to convert the balance into a term loan amortizing monthly based upon a seven year amortization schedule, with a balloon payment due eighteen months from issuance. It is anticipated that this transaction will be documented during the third quarter of 2002.

Termination of Equity Line of Credit

      On July 23, 2002 we terminated the equity line of credit agreement which we entered into with Cockfield Holdings Limited (Cockfield) on November 30, 2000. As a result, we were released, and we released Cockfield, from any further obligation thereunder. In light of the limited availability of funds under this facility since inception, due primarily to stock price and trading volume requirements, its termination will not adversely impact our liquidity.

      As consideration for establishing the equity line of credit, we granted Cockfield warrants to purchase up to 200,000 shares of our common stock. As consideration for the services rendered by Jesup & Lamont as placement agent in connection with the equity line of credit, we granted Jesup & Lamont warrants to purchase up to 100,000 shares of our common stock. These warrants, covering 300,000 shares of our common stock, are exercisable at any time prior to November 20, 2003, for $3.135 per share and survived the termination of the agreement. The resale of the shares underlying these warrants are covered by this prospectus.

Laurus Financings

      On June 21, 2002, we issued an additional $500,000 convertible note to Laurus Master Fund, Ltd. The note is convertible at an initial conversion price of $2.00 (subject to downward adjustment upon a default by the company under the note and related agreements. The note bears interest at 15% per annum (subject to downward adjustment based upon a conversion formula), payable monthly and may be repaid by us at any time without penalty. $100,000 of the net proceeds of this financing were used to fund operations at our Photonics subsidiary and the balance was applied for general corporate purposes. In connection with this financing, we issued Laurus a five-year warrant to purchase 25,000 shares of our common stock at $2.40 per share.

      In connection with the closing of this financing round, we agreed to certain amendments to the $1 million note issued to Laurus in February 2002 and the related agreements. As a result, the note was modified to provide for its convertibility into shares of our common stock at the option of the holder at a conversion price of $2.00 per share (instead of the original conversion price of $2.25 per share). Further, the exercise price of the warrant to purchase 50,000 shares of our common stock was reduced to $2.40 per share from an original exercise price of $2.65 per share. In consideration of these amendments, Laurus agreed to defer certain registration obligations that we had with respect to the shares issuable upon conversion of the note and warrant issued in February 2002.

      We have agreed with Laurus to register for resale both the shares issuable upon exercise of the February and June warrants and the shares issuable upon conversion of the February and June notes. The shares issuable upon conversion of the June and February notes and the exercise of the June and February warrants are included in this prospectus.

Investor Relations Agreement

      On June 18, 2002, we entered into an agreement with Investor Relations Services, Inc. to provide us with investor and public relations services over a two-year period. Under the agreement, Investor Relations Services is required to expend up to $500,000 in furtherance of our investor and public relations programs. In exchange for these services, we issued Investor Relations Services 500,000 unregistered shares of our common stock in a private placement transaction. These shares were valued at $750,000 ($1.50 per share) and this expense will be amortized as a general and administrative expense over the 24 month period of the agreement.

Sale of Express Pattern Assets

      On March 14, 2002, we sold the net assets of our Express Pattern subsidiary for $725,000, consisting of $575,000 in cash (of which $300,000 was paid to the O&W secured lender) and a five-year 8% subordinated $150,000 note, due upon maturity with quarterly interest payments. The purchasers included a former employee of Express Pattern and Thomas J. Mueller, our chief operating officer, who is a passive investor in the purchasing entity. The sale was negotiated at "arm's length" by disinterested management with the former employee and his financier.

Conversion of Debt into Equity

      In November 2001, we entered into a securities purchase agreement with the estate of a former stockholder of O&W, which was amended and restated during the quarter ended June 30, 2002. In accordance with the agreement, as revised, the Estate purchased 379,253 shares of our common stock, which were paid for by the cancellation of certain indebtedness we had to the Estate amounting to $758,507. The Indebtedness related to past due consulting fees, outstanding debt and related accrued interest that we owed to the Estate, and fees incurred by the Estate relating to the conversion transaction. The original provision of the agreement, which provided us with an option to repurchase certain of the shares and the Estate with the option to sell certain of the shares back to us, was eliminated in the amended and restated agreement. As a result, we are no longer obligated for the indebtedness and we have recorded the purchase of the securities as an increase in equity in our balance sheet at June 30, 2002.

      During 2001, accrued but unpaid salaries of $108,973 due to two of our officers was applied to the exercise price of then outstanding stock options by these officers. The options were exercisable at prices ranging from $1.00 to $1.50 per share.

Board of Director Resignation; Consulting Arrangement

      J. Terence Feeley retired as a director and officer of Infinite on July 1, 2002. He will continue to be affiliated with us as a consultant pursuant to a consulting agreement. Pursuant to the consulting agreement Mr. Feeley will provide consulting services for us, similar to the services he provided during his employment, for a term which expires January 30, 2005, in consideration for payments aggregating $148,220 over the term, substantially all of which are payable during the first twelve month period. In addition, the agreement provides that 591,619 stock options previously granted to Mr. Feeley shall remain exercisable through the term of the consulting agreement. As a result of the change in grantee status, we will recognize the value of the options as compensation expense over the remaining vesting term of the options. The value of the options, utilizing the Black-Scholes pricing model, aggregated approximately $504,000. Certain options were fully vested as of June 30, 2002, resulting in compensation costs and an increase in additional paid in capital of approximately $87,000 which is recognized in our June 30, 2002 unaudited financial statements.

                                 USE OF PROCEEDS

      All of the shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. However, we will receive the proceeds from the exercise of the warrants covering the 548,400 shares of common stock covered by this prospectus to the extent those warrants are exercised. These proceeds would be approximately $1,645,100 if all the warrants are exercised. We expect to use any proceeds from the exercise of the warrants for general corporate purposes.

                              SELLING STOCKHOLDERS

      The following table sets forth the name and the number of shares of our common stock beneficially owned by each selling stockholder as of June 30, 2002 and as adjusted to reflect the sale of the shares offered by this prospectus, by each selling stockholder. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of common stock owned by them including those shares not yet issued. In addition, unless otherwise indicated, none of the selling stockholders has had a material relationship with us or any of our affiliates within the past three years. All information with respect to beneficial ownership has been furnished to us by the respective selling stockholder.

                                            Shares Beneficially Owned                               Shares Beneficially
                                               Prior to Offering(1)                              Owned After the Offering
                                           -------------------------------                       --------------------------
                                                                                 Shares
       Name of Beneficial Owner                Number           Percent          Offered           Number         Percent
---------------------------------------    --------------     ------------    --------------     -----------     ----------
Roger P. Moore (2)                                13,750           *              13,750               --           --

Gulati Family, LP (Ramesh Gulati) (2)             13,750           *              13,750               --           --

Douglas J. Rademacher (2)                         13,750           *              13,750               --           --

David R. Johnson Living Trust (2)                 27,250           *              13,750           13,500            *
   (David R. Johnson)

Delivery From Heaven Foundation                   54,500           *              27,500           27,000            *
   (Michael Casey) (3)

David P. Pilotte                                  75,000         1.2%             75,000               --           --

Christopher DiNapoli (3)                          41,000           *              27,500           13,500            *

John J. Perkins (4)                               82,500         1.3%             82,500               --           --

Dana A. Marshall (5)                              55,000           *              55,000               --           --

Daniel Cohen                                     100,000         1.6%            100,000               --           --

Larry Dosser                                      16,268           *              16,268               --           --

Allan Ligi                                       117,500         1.8%            117,500               --           --

Idea Capital, Inc. (Sean McEllin) (6)             15,400           *              15,400               --           --

Rhino Capital (Michael Johnson) (7)               34,000           *              34,000               --           --

Christopher Murney (8)                            16,500           *              16,500               --           --

John F. Corridan III                               3,750           *               3,750               --           --

William M. Johnson                                35,000           *              35,000

Richard G. Heidt                                  50,000           *              50,000

IHC, Inc. (Brian Bussanich)                       30,000           *              30,000               --           --

Laurus Master Fund, LTD (9)                      825,000        11.8%            825,000               --           --
   (David Grin - Partner)

Rosecrest Venture Management (10)                200,000         3.1%            200,000               --           --
   (Chris DiNapoli & Dave Johnson)

Cockfield Holdings, LLC (11)                     200,000         3.1%            200,000               --           --
   (David Sims, Lamberto Banchetti)

----------
*     Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2002 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 1,250 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).

(3) Includes 2,500 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).

(4) Includes 7,500 shares subject to currently exercisable warrants (exercisable at $3.00 per share through June 15, 2004).

(5) Includes 5,000 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).

(6) Includes 15,400 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).

(7) Includes 34,000 shares subject to currently exercisable warrants (exercisable at $3.00 per share through November 6, 2004.

(8) Includes 1,500 shares subject to currently exercisable warrants (exercisable at $3.00 per share through November 30, 2004.

(9) Includes 50,000 shares subject to currently exercisable warrants (exercisable at $2.40 per share through February 5, 2007), 25,000 shares subject to currently exerciseable warrants (exerciseable at $2.40 per share through June 21, 2007), and 750,000 shares issuable upon conversion of outstanding notes. The address of the holder is c/o Onshore Corporate Services Ltd., PO Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands.

(10) Includes 200,000 shares subject to currently exercisable warrants (exercisable at $3.00 per share through April 15, 2005) in full payment of $58,826 of outstanding public relations and marketing consulting fees which were included in accounts payable.

(11) Includes 200,000 shares subject to currently exercisable warrants (exercisable at $3.135 per share) though November 29, 2003.

                              PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We will pay all of the expenses relating to the registration of the shares covered by this prospectus except for selling and brokerage commissions. These expenses are estimated at $67,500.00.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon by Morse, Zelnick, Rose & Lander, LLP. Members of Morse, Zelnick, Rose & Lander, LLP own options to purchase 65,000 shares of our common stock.

                                     EXPERTS

      The financial statements of Infinite Group, Inc. as of December 31, 2001 and 2000, and for the years then ended, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Freed Maxick & Battaglia CPAs, P.C., independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                   PROSPECTUS


                              INFINITE GROUP, INC.


                                1,965,918 Shares
                                  Common Stock


                       Dated: ______________________, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The fees and expenses we incurred in connection with the offering are payable by us and, other than registration fees, are estimated as follows:

SEC registration fee.................................................   $    831
Accounting fees and expenses.........................................     15,000
Legal fees and expenses..............................................     50,000
Printing costs.......................................................      1,000
Miscellaneous expenses...............................................        669
                                                                        --------

      Total..........................................................   $ 67,500
                                                                        ========

Item 15. Indemnification of Officers and Directors

      Our Certificate of Incorporation provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Further, the Certificate of Incorporation contains provisions to eliminate the liability of our directors to Infinite or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

Item 16. Exhibits

      The following exhibits are filed with this Registration Statement:

Exhibit No.                                Description
-----------     ----------------------------------------------------------------

   5.1          Opinion and consent of Morse, Zelnick, Rose & Lander, LLP**
  10-A          Agreement between the Registrant and DARPA dated January 2002**
  10-B          Securities Purchase Agreement, Convertible Note and Warrant
                Agreement between the Registrant and Laurus Master Fund, LTD.
                dated June 21, 2002**
  10-C          Amendment No. 1 to Securities Purchase Agreement between the
                Registrant and Laurus Master Fund, LTD. dated February 4, 2002 and Allonge to Promissory Note and Warrant**
  10-D          Termination Agreement between the Registrant and Cockfield
                Holdings Limited dated July 23, 2002**
  10-E          Warrant Agreement between the Registrant and Rosecrest Venture
                Capital dated April 15, 2002**
  10-F          Amended and Restated Securities Purchase Agreement between the
                Registrant and The Estate of Ralph P. Lazzara dated as of
                November 14, 2001**
  10-G          Asset Purchase Agreement among the Registrant, Express Pattern,
                Inc., a Delaware corporation, Express Pattern, Inc., an Illinois corporation, Thomas Mueller and David Flynn, dated March 13,
                2002**
  10-H          Waiver letter from First International Capital to the Registrant dated March 13, 2002**
  10-I          Consulting Agreement between J. Terence Feeley and the
                Registrant dated July 1, 2002*
  10-J          Form of Amendment, dated August 28, 2002, to the Securities
                Purchase Agreements between the Registrant and Laurus Master
                Fund, LTD.*
  23.1          Consent of Freed Maxick & Battaglia CPAs, PC*
  23.2          Consent of Morse, Zelnick, Rose & Lander, LLP (included in
                Exhibit 5.1)*
  24            Power of Attorney**

------------------------

*     Filed herewith.

**    Previously filed.

Item 17. Undertakings

      The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement.

      (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warwick, State of Rhode Island and Providence Plantations on this 27th day of August, 2002.


                                        INFINITE GROUP INC.

                                        By: /s/ Clifford G. Brockmyre II
                                            ------------------------------------
                                            Clifford G. Brockmyre II,
                                            President, Chief Executive Officer
                                            and Chairman of the Board

                                POWER OF ATTORNEY

      KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford G. Brockmyre II as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same class and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 27, 2002.


         Signature                                    Title
----------------------------     -----------------------------------------------

/s/ Clifford G. Brockmyre II*    President,  Chief Executive  Officer and
----------------------------     Chairman of the Board
Clifford G. Brockmyre II         (Principal Executive Officer)

/s/ Bruce J. Garreau*            Chief Financial Officer
----------------------------     (Principal Financial and Accounting Officer)
Bruce J. Garreau

/s/ Brian Q. Corridan*           Director
----------------------------
Brian Q. Corridan

/s/ Michael S. Smith*            Director
----------------------------
Michael S. Smith

*By: /s/ Clifford G. Brockmyre II
     ----------------------------
     Clifford G. Brockmyre II
     Attorney-in-fact